TRADEUP ACQUISITION CORP.

July 6, 2023

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TradeUP Acquisition Corp.
Registration Statement on Form S-4, as amended (File No. 333-267918) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, TradeUP Acquisition Corp. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), be accelerated to, and that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on July 11, 2023, or as soon thereafter as practicable.

The registrant hereby authorizes Arila Zhou of Robinson & Cole LLP to orally modify or withdraw this request for acceleration.

Please contact Arila Zhou of Robinson & Cole LLP at (212) 451-2908 or azhou@rc.com with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very Truly Yours,

TradeUP Acquisition Corp.

By:	/s/ Weiguang Yang
Weiguang Yang
Co-Chief Executive Officer

cc:	Arila Zhou, Esq. Robinson & Cole LLP